FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 5 May 2026

HSBC HOLDINGS PLC
1Q 2026 EARNINGS RELEASE
ZOOM MEETING

HSBC will be holding a Zoom meeting today for investors and analysts. The speaker will be Pam Kaur (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached and is also available to view and download at
http://www.rns-pdf.londonstockexchange.com/rns/9923C_1-2026-5-5.pdf
https://www.hsbc.com/investors/results-and-announcements/all-reporting/group

Full details of how to access the Zoom meeting appear below and can also be found at www.hsbc.com/investors/results-and-announcements.

Time: 7.45am (London); 2.45pm (Hong Kong); and 2.45am (New York).

Webcast:  https://hsbc.zoom.us/webinar/register/WN_EMpnff16SYqImw4lxnJclg

Replay access details from 6 May 2026 11.00am BST - 7 June 2026 11.00am BST:

Please find replay details here: https://www.hsbc.com/investors/results-and-announcements

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,306bn at 31 March 2026, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 05 May 2026